

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2012

Via E-mail
Mr. Kenneth Stead
Chief Executive Officer
Kat Gold Holdings Corp.
1149 Topsail Rd.
Mount Pearl, Newfoundland
A1N 5G2, Canada

Re: **Kat Gold Holdings, Corp.**
Amendment No. 2 to Registration Statement on Form S-1
Filed August 23, 2012
File No. 333-180734

Dear Mr. Stead:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Questions And Answers Concerning The Spin-Off, page 10

1. Please supplement the disclosure added in response to comment 1 from our letter dated July 18, 2012 by adding an additional question and answer regarding your focus post spin-off. The added disclosure should make clear that you intend to prioritize development of the Ekom Eya property, that $7.3 million will be required to develop and begin operations on this property, that you do not have a commitment for the necessary $7.3 million, that you will only pursue significant exploration of your other properties after the development of the Ekom Eya property and that exploration of your other

properties will require significant additional financing beyond the $7.3 million to be allocated to the Ekom Eya project. In addition, make sure that the entire prospectus reflects your focus on the Ekom Eya project. For example, on page 26 you state that you have no material assets "other than the Handcamp, Rusty Ridge, Collier's, North Lucky and South Lucky…" properties.

Election of Directors and Officers, page 45

2. Reconcile the disclosure added in response to comment 3 from our letter dated July 18, 2012 with the disclosure in the Form 8-K filed April 24, 2012 stating your executive officers "will vote their shares of stock of the Company in favor of each other as directors so long as the parties maintain an ownership interest of at least five percent (5%) of the Company's outstanding common stock and until the earlier of (i) eighteen (18) months from the date of the closing of the Global Gold transaction if the Company has not received revenues of at least One Million Dollars ($1,000,000) from the production of the Ekom Eya mine in Ghana; or (ii) three (3) years from the date of the closing." We note that the Global Gold transaction closed on April 18, 2012.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations, page 49

Cash Requirements, page 52

3. Clarify whether the discussions with prospective investors to provide funding for development of the Ekom Eya site pertain to funding of $250,000, $7,050,000 or some other amount.

Liquidity and Capital Resources, page 53

4. Revise here and under the risk factor titled "Our relationship with our parent company…" on page 14 to make clear whether you expect Kat Exploration to contribute capital to you post spin-off and, if so, how you expect the terms of such funding to differ from the funding previously received.

Results of Operations, page 55

5. Revise the disclosure added in response to comment 5 from our letter dated July 18, 2012 to indicate that the losses for the years ended December 31, 2010 and 2011 and the six months ended June 30, 2012 were primarily due to impairment charges. Describe the nature of each of the impairment charges.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan Groff, Staff Attorney, at 202-551-3458, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail to</u>
       Henry Nisser, Esq.
       Sichenzia Ross Friedman Ference LLP